Britton & Koontz Capital Corporation

500 Main Street
P O Box 1407
Natchez, MS  39121

601-445-5576
601-445-2488  Fax
http://www.bkbank.com
corporate@bkbank.com


FOR IMMEDIATE RELEASE:           FOR MORE INFORMATION:
November 19, 1997                W. Page Ogden, President & CEO
for (Nasdaq/Symbol BKBK)         Bazile R. Lanneau, Jr., Vice President & CFO


BRITTON & KOONTZ DECLARES SEMI-ANNUAL DIVIDEND


	Natchez, Mississippi -- Britton & Koontz Capital Corporation's board of directors today declared a semi-annual dividend of $.29 per share on the Company's Common Stock payable December 15, 1997, to shareholders of record November 28, 1997. This dividend combined with the dividend paid June 16, 1997, of $.27 per share results in a payout ratio of 40% on 1997 annualized earnings per share. For the three quarters ended September 30, 1997, the Company reported income of $1.79 million ($1.01 per share) compared to $1.38 million ($.78 per share) for the same period in 1996. The dividends paid in 1997 represent a 12% increase over the amount paid in 1996.

	Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. As of September 30, 1997, the Company reported assets of $158.3 million and equity of $17.9 million. Total shares outstanding amounted to 1.766 million.